Marriott International, Inc. Corporate Headquarters	10400 Fernwood Road Dept. 52/92402 Bethesda, MD 20817

Carl T. Berquist Executive Vice President and Chief Financial Officer 301-380-4326 Phone 301-380-5067 Fax e-mail: carl.berquist@marriott.com

April 28, 2014

Mr. Daniel Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

RE: Marriott International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 20, 2014

File No. 001-13881

Dear Mr. Gordon,

On behalf of Marriott International, Inc. (“Marriott,” “we,” or “our”), this responds to your letter dated April 23, 2014 that sets forth the comment of the Staff of the Division of Corporation Finance on our filing referenced above. The Staff’s comment is set forth below, followed by our related response. If you have further questions, we would be pleased to discuss the response with you at your convenience.

Comment #1:

Consolidated Statement of Cash Flow, page 67

We note your presentation of “working capital changes and other” as a single adjustment to net income. Given the significance of this adjustment in relation to net cash provided by operating activities and the significant increase during the current period please provide us, and disclose in future filings, a breakdown of the major components comprising this adjustment. Refer to ASC 230-10-45-29.

Response to Comment #1:

In future filings, we will provide the major components of the “working capital changes and other” caption within the operating activities section of our consolidated statements of cash flow.

Mr. Daniel Gordon

April 28, 2014

In response to the Staff’s comment, for fiscal years 2013, 2012, and 2011, these components included:

($ in millions)	2013	2012	2011
Share-based compensation	$116	$94	$103
Working capital changes	50	(137)	(68)
Other	49	75	27

We believe that further disaggregating “working capital changes” would not be meaningful to users of our financial statements, as it does not provide additional insight into our key operating activities and results of operations. Changes within working capital year-over-year are often driven by transactions or events that are unique to the period or timing items that reverse in the following year. For example, the changes in our working capital cash flows were impacted most recently by our reporting change from a 13-period fiscal calendar to a twelve-month calendar and at various points during the last three fiscal years from changes in our business due to our spin-off of Marriott Vacations Worldwide and our acquisition of the Gaylord brand and hotel management company. We discussed each of these transactions or events in management’s discussion and analysis and/or the notes to our consolidated financial statements for the applicable period. We will continue to closely monitor our working capital activity to identify items requiring further disclosure in our consolidated financial statements or in management’s discussion and analysis.

As you requested, we acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

While we believe that this response answers the Staff’s questions, please contact Carl Berquist, Executive Vice President and Chief Financial Officer, at (301) 380-4326 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Carl T. Berquist
Carl T. Berquist Executive Vice President and Chief Financial Officer